SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

 Under the Securities Exchange Act of 1934

(Amendment No. 3)*

IceCure Medical Ltd.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

M53071136
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M53071136	13G/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSON Epoch Partner Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 25,846,597
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 25,846,597
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,846,597
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.2%(1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Percentage is based on the 49,517,660 Ordinary Shares of the Issuer that were outstanding as of June 30, 2024, based on information contained in the Report of Foreign Private Issuer on Form 6-K filed by the Issuer on August 20, 2024.

CUSIP No. M53071136	13G/A	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer IceCure Medical Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 7 Ha’Eshel Street, P.O. Box 3163 Caesarea 3079504, Israel

Item 2.

(a)	Name of Person Filing: This Statement is filed by Epoch Partner Investments Limited The foregoing is referred to as the “Reporting Person” in this Statement.

(b)	Address of Principal Business Office or, if None, Residence: Epoch Partner Investments Limited Suite 7013, 2 International Finance Centre, 70/F, 8 Finance Street, Central, Hong Kong

(c)	Place of Organization: British Virgin Islands.

(d)	Title of Class of Securities Ordinary shares, no par value per share (“Ordinary Shares”)

(e)	CUSIP Number M53071136

CUSIP No. M53071136	13G/A	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________

Not applicable.

Item 4. Ownership.

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. M53071136	13G/A	Page 5 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. M53071136	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EPOCH PARTNER INVESTMENTS LIMITED

By:	/s/ Li Haixiang
Name:	Li Haixiang
Date:	November 14, 2024